June 4, 2009

Mail Stop 6010

Michael Rosenthall

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

RE: Request for Effective Date:

AAA Public Adjusting Group, Inc.

Registration Statement on Form S-1

File No. 333-153679

Dear Mr. Rosenthall:

As a registrant of AAA Public Adjusting Group, Inc., I request an effective date of the company registration statement to allow its effectiveness to take place on Friday, June 5, 2009 at 3pm.

Furthermore, we acknowledge the following:

    Should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    The action of the Commission or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
    The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

/s/ Kevin Monahan, CFO

AAA Public Adjusting Group, Inc.

954-894-0201 Fax

954-336-0213 cell